Stevanato Group Q2 2026 Financial Results August 4, 2026 Exhibit 99.1

Safe Harbor Statement Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”) and which involve known and unknown risks, uncertainties and assumptions because they relate to events and depend on circumstances that will occur in the future whether or not within the control of the Company. These forward-looking statements include, or may include words such as "strong," "continued," "driving," "meet," "will continue," "building," "expanding," "progressing," "remains," "is set," "remain," "remaining," "growing," "continue," "expect," "aim," and other similar terminology. Forward-looking statements contained in this presentation include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and sites, and our expectations related to our capacity expansion; the global supply chain and our committed orders; customer demand and customers’ ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint; and our goals, strategies, and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions of the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, the Iran regional conflict (including U.S. participation), supply chain and logistical challenges and other negative developments affecting Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand ; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called “golden powers”); (xvi) if relations between China and the U.S. deteriorate (including in connection with the current trade policy of the U.S. government), our business in the U.S. and China could be materially and adversely affected; (xvii) the U.S. government recently imposed tariffs on certain product manufactured in several jurisdictions, including China and the European Union, and has made announcements regarding the potential imposition of tariffs on other jurisdictions. Such tariffs as well as other trade policies that the U.S. government may implement in the future and the restrictive trade measures that other countries may adopt in response thereto, could adversely affect our business by making it more difficult or costly to trade goods between different jurisdictions; (xviii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xix) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xx) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xxi) we depend in part on proprietary technology licensed from others, and if we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxii) we are obligated to maintain proper and effective internal control over financial reporting. Our internal controls were not effective for the year ended December 31, 2025, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares; and any other risk described under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and “Business” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. This list is not exhaustive. We therefore caution you against relying on these forward-looking statements and we qualify all of our forward-looking statements by these cautionary statements.  These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Non-GAAP Financial Information This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP financial measures. Management monitors and evaluates its operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess its financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Accordingly, you should not place undue reliance on any non-IFRS financial measures contained in this presentation. Q2 2026 Financial Results

Stevanato Group Q2 2026 Financial Results Earnings Call Marco Dal Lago CFO Lisa Miles CCO & IR Franco Stevanato Chairman & CEO Q2 2026 Financial Results

Franco Stevanato Chairman & CEO Q2 2026 Financial Results

Solid Quarter Delivering Topline Growth, Higher Mix of HVS, and Margin Expansion Revenue Growth & Magin Expansion driven by BDS In Q2 2026, revenue grew 8%, driven by 9% growth in the BDS Segment, that offset slight decline in the Engineering Segment. HVS grew 16% yoy and accounted for 45% of Total Revenue in the quarter, driven by Biologics that grew 30% yoy GLP1s accounted for approx. 22% to 23% of Revenue Higher HVS mix drove expanded margin: 26.0% of Adj. EBITDA* __________ All comparisons refer to Q2 2025 unless otherwise specified. * Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA, adjusted EBITDA margin, are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures Share of BDS Revenue from Biologics 1H22 1H25 1H26 Share of BDS revenue from biologics including revenue related to Covid-19 can be found in the Company's Annual Report on Form 20-F filed with the SEC for the fiscal years ended December 31, 2025, 2024, 2023, and 2022. (% of BDS Revenue excl. Covid-19) Strong demand injectable biologics: 9,000+ injectable assets in the global drug pipeline 60%+ are Biologics Q2 2026 Financial Results

Progressing On Our Long-Term Strategy Divested California-based Balda C. Brewer (non-HVS); accelerate transition towards more complex, integrated delivery systems Strong customer demand for integrated solutions combining device innovation, manufacturing expertise, and supply chain reliability One of our customers received regulatory approval in several EU countries for a product incorporating our proprietary, variable-dose, Alina® pen injector and our world-class cartridge technology Recently launched DeoraTM , a novel proprietary, fixed-dose pen-injector platform Advancing on Our Strategy To Position As Integrated Leader In The Higher-Valued Markets 2Q26 results demonstrate the optimization plan initiatives are yielding positive results Operations stabilized; advancing on optimization plan execution Teams laser focused on sales and marketing to expand our opportunity set good progress in winning new orders. We are cautiously optimistic, but sales cycles remain longer today than in previous years Engineering: Continued Operational & Financial Improvements Q2 2026 Financial Results

Latina, Italy Ramp-up remains centered on bringing high-value PFS capacity into service and advancing customer validations First next-gen RTU 400 EZ-fill® cartridge line exp. to be installed in next months. Commercial production is set to launch in early 2027 Fishers (IN), U.S. Completed Performance Qualification on the first EZ-fill® vial line; will start customer validations in the near term On track with our DDS contract manufacturing: commercial production expected to begin at the end of 2026 Supporting U.S. customers across the full value chain, strategically focused to meet high demand for biologics Diversifying EMEA footprint with expanding capacity for PFS and EZ-fill® cartridges to satisfy market demand Demand-Driven Capacity Expansion Update Q2 2026 Financial Results

Solid Momentum Continued in 2026 Strong 2Q26 results in line with our expectations Positioning the business around the most attractive areas of the market, particularly biologics, GLP-1 therapies, and integrated drug delivery systems Divestiture of Balda C. Brewer, a non-HVS contract manufacturing subsidiary in California Investments in proprietary platforms such as Alina® and DeoraTM to reinforce our focus on higher-value, differentiated solutions Continued progress in improving the Engineering Segment Advancing our growth investments in Fishers and Latina Q2 2026 Financial Results

Marco Dal Lago Chief Financial Officer Q2 2026 Financial Results

Q2 2026: Financial Highlights __________ All comparisons refer to Q2 2025 unless otherwise specified. * Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA, adjusted EBITDA margin, are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures (€ Million) Q2 2026: Revenue Q2 2026: Margins 163 117 (42%) Q2 2025 166 136 (45%) Q2 2026 280 302 +16% +8% HVS non-HVS Gross profit margin increased 60 bps to 28.7%, driven by (i) expected improvements Latina and Fishers (combined the sites remain margin-dilutive, but gaining operating leverage) (ii) higher mix of accretive HVS, and (iii) better marginality in the Engineering Segment As expected, higher depreciation, higher utility costs and FX translation partially offset the favorable effects Divested our California-based subsidiary, specialized in CM consumables for IVD;  recorded one-time expenses of €12.2M Adj. Operating profit margin* increased 250 bps to 18.0% (operating profit margin was 12.9%) Higher tax rate due to (i) FY25 Italian corporate tax incentive that was discontinued, and (ii) no tax benefit from the divestiture Adj. net profit* of €37.6M, or €14 of adjusted diluted EPS* (net profit of €23.0M, or €0.08 of EPS) Adjusted EBITDA* increased 21% to €78.7M; adjusted EBITDA margin* increased 280 bps to 26.0% Revenue increase driven by 9% yoy growth in the BDS Segment which offset slight decline in the Engineering Segment HVS increased 16% yoy (18% at CC) to €136M and represented 45% of total revenue driven predominately by strong demand in high-value PFS, and to a lesser extent EZ-fill® vials growth at CC +8% +18% Q2 2026 Financial Results

Q2 2026: Segment Trends 244 Q2 2025 266 Q2 2026 Revenue increased 9% (10% at CC), driven by growth in HVS and other containment Revenue from HVS grew 16% to €135.9M, or approx. 51% of BDS revenue Revenue from other containment and delivery solutions increased 3% to €130.3M, driven by growth in bulk syringes and cartridges, and variable compensation tied to a customer contract Gross profit increased €6.6M due to improvements in the new plants and the favorable HVS mix. These favorable trends were partially offset by (i) higher depreciations, (ii) higher utilities costs, and (iii) FX headwind. Gross profit margin decreased 10 bps to 31.1%; operating profit margin of 15.8%,was impacted by the divestment Biopharmaceutical and Diagnostic Solutions (BDS) Segment REVENUE (€ Million) GROSS PROFIT MARGIN (%) Engineering Segment 31.2 Q2 2025 31.1 Q2 2026 37 Q2 2025 36 Q2 2026 Revenue decreased 2% to €35.8M, driven by lower sales from pharma visual inspection and glass conversion, which offset growth in assembly lines and after sales services Gross profit margin increased 540 bps to 12.0%, and operating profit margin increased 370 basis points to 2.9%. The Segment continues to make steady operational and financial progress. Margins also benefited from improved operating results and a favorable mix in our Danish operations from newly secured projects in 2026. Solid progress in Q2, but we remain cautious due to the elongated sales cycle and project phasing REVENUE (€ Million) GROSS PROFIT MARGIN (%) 6.6 Q2 2025 12.0 Q2 2026 __________ All comparisons refer to Q2 2025 unless otherwise specified. Rounded figures Q2 2026 Financial Results

Balance Sheet and Cash Flow Items __________ *Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures. In the Second Quarter of 2026 Cash from operating activities + € 31.9 M Cash used in the purchase of property, plant, equipment, and intangible assets ( € 65.7 M ) Free Cash Flow ( € 32.0 M ) In the Second Quarter of 2026 CAPEX € 52.0 M At Quarter-Ended June 30, 2026 Cash and Cash Equivalents € 78.6 M Net Debt € 360.3 M Q2 2026 Financial Results

Updated FY 2026 Guidance, Reflecting Its Subsidiary Sale, Better Than Anticipated Currency Translation And Higher Organic Growth __________ *Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures. **Implied Organic Growth excludes effects from currency translation and from the divestiture of our California-based subsidiary, Balda C. Brewer PRIOR FY 2026 Guidance UPDATED FY 2026 Guidance Revenue € 1.260B - € 1.290B € 1.260B - € 1.280B Implied organic growth** 8% to 10% Adjusted DEPS* € 0.59 - € 0.63 € 0.60 - € 0.62 Adjusted EBITDA* € 331.8M - € 346.9M € 335.0M - € 345.2M Adj. EBITDA margin (mid-point) 26.6% 26.8% BDS is exp. to grow HSD on a reported basis. Engineering is exp. to decline by MSD to LDD HVS exp. to range between 47% to 48% of total Company revenue FCF exp. to range from breakeven to positive € 20 million Updating tax rate: adjusted for the divestment, now exp. tax rate of approx. 28.2%. Higher tax rate is expected to be offset by lower than anticipated depreciation and amortization, and financial expenses Q2 2026 Financial Results

Great Start To Fiscal 2026, with Continued Momentum: Progress At Our New Sites And Increased Mix Of High-Value Solutions Continued strength of our core business, capitalizing on opportunities in biologics, the most attractive and fastest growing end market Strong demand for premium containment and delivery solutions for complex injectables (eg, biosimilars, mAbs, and GLP-1 therapies) Customers increasingly seeking integrated partners combining innovation, manufacturing expertise, and supply chain reliability Proprietary platforms - such as Alina® - demonstrate our ability to bring together drug containment and delivery device capabilities in a differentiated, commercially relevant solution Squarely focused on HVS in both drug containment and drug delivery systems: uniquely positioned to seize these opportunities Our goal is to move further up the value chain and deliver sustainable, profitable growth, expanded margins, and long-term shareholder value Q2 2026 Financial Results

Upcoming Conferences and Marketing Activities Morgan Stanley Healthcare Conference: September 15, 2026 Deutsche Bank, New York: September 16, 2026 Bank of America Global Healthcare Conference in London– September 22, 2026 Jefferies Healthcare Conference in London – November 18, 2026 caterina.tripepi@stevanatogroup.com lisa.miles@stevanatogroup.com giacomo.guiducci@stevanatogroup.com Investor Relations Contacts Media Relations Contacts

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP measures. Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CapEx. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Reconciliation of Non-GAAP Financial Measures Q2 2026 Financial Results

Reconciliation of Non-GAAP Financial Measures (1/5) Reconciliation of EBITDA (Amounts in € millions) Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin (Amounts in € millions) Reconciliation of Revenue to Constant Currency Revenue (Amounts in € millions) Q2 2026 Financial Results

Reconciliation of Non-GAAP Financial Measures (2/5) Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes, Net Profit, and Diluted EPS (Amounts in € millions, except per share data) (1) During the three and the six months ended June 30, 2026, the Group recorded EUR 2.4 million and EUR 4.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. During the three and the six months ended June 30, 2025, and the Group recorded EUR 1.3 million and EUR 2.1 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. (2) During the three and the six months ended June 30, 2026, the Group recorded EUR 0.8 million and EUR 1.1 million, respectively, of restructuring and related charges among cost of sales, and selling and marketing and general and administrative expenses. These charges mainly relate to (i) employee costs arising from the reorganization of certain business functions across the Group and (ii) employee costs associated with a business reorganization and optimization plan in Denmark. During the three and the six months ended June 30, 2025, the Group recorded EUR 0.9 million and EUR 2.1 million, respectively, of restructuring and related charges among cost of sales, general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions. (3) During the three and the six months ended June 30, 2026, the Group recorded EUR 12.2 million loss on sale of the subsidiary Balda C. Brewer Inc. and related transaction costs. (4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items. Q2 2026 Financial Results

Reconciliation of Non-GAAP Financial Measures (3/5) Capital Employed (Amounts in € millions) Q2 2026 Financial Results

Reconciliation of Non-GAAP Financial Measures (4/5) Net (Debt) / Net Cash (Amounts in € millions) Free Cash Flow (Amounts in € millions) CAPEX (Amounts in € millions) Q2 2026 Financial Results

Reconciliation of Non-GAAP Financial Measures (5/5) Reconciliation of 2026 Guidance* Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS (Amounts in € millions, except per share data) *Amounts may not add due to rounding Q2 2026 Financial Results